UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                UBIQUITEL INC.



                               (Name of Issuer)

                   COMMON STOCK, $0.005 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                  903 474 302
                                (CUSIP Number)

                                December 31, 2001
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[   ] Rule 13d-1(b)
[X]   Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903 474 302

         1.

                Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons
                (entities only).
                Jane B. Vilas

         2.     Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a)

                (b) X


         3.     SEC Use Only


         4.     Citizenship or Place of Organization
                United States








                           5.             Sole Voting Power
                                          3,504,026
Number of
Shares Beneficially
Owned by                   6.             Shared Voting Power
Each Reporting                                   -0-
Person With

                           7.             Sole Dispositive Power
                                          2,758,972


                           8.             Shared Dispositive Power
                                          745,054

                Aggregate Amount Beneficially Owned by Each
         9.     Reporting Person
                3,504,026

         10.    Check if the Aggregate Amount in Row (9) Excludes
                Certain Shares (See Instructions)

         11.    Percent of Class Represented by Amount in Row (9)
                4.32%

         12.    Type of Reporting Person (See Instructions)
                IN

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Item 1.
           (a)        Name of Issuer
                      UBIQUITEL INC.
                      Address of Issuer's Principal Executive Offices One West Elm Street
           (b)        Suite 400
                      Conshohocken, PA 19428


Item 2.
           (a)        Name of Person Filing
                      Jane B. Vilas
                      Address of Principal Business Office or, if none, Residence
           (b)        10661 N. Golflink Road
                      Turlock, CA 95380
           (c)        Citizenship
                      United States
           (d)        Title of Class of Securities
                      Common Stock, $0.005 Par Value Per Share
           (e)        CUSIP Number
                      903 474 302


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                                       Broker or dealer registered
           (a)        [ ]              under section 15 of the Act
                                       (15 U.S.C. 78o).
                                       Bank as defined in section
           (b)        [ ]              3(a)(6) of the Act (15 U.S.C.
                                       78c).
                                       Insurance company as defined
           (c)        [ ]              in section 3(a)(19) of the
                                       Act (15 U.S.C. 78c).
           (d)        [ ]              Investment company registered
                                       under section 8 of the
                                       Investment Company Act of
                                       1940 (15 U.S.C 80a-8).
           (e)        [ ]              An investment adviser in
                                       accordance with
                                       Section 240.13d-1(b)(1)(ii)(E);
           (f)        [ ]              An employee benefit plan or
                                       endowment fund in accordance
                                       with Section 240.13d-1(b)(1)(ii)(F);
           (g)        [ ]              A parent holding company or
                                       control person in accordance
                                       with Section 240.13d-1(b)(1)(ii)(G);
           (h)        [ ]              A savings associations as
                                       defined in Section 3(b) of
                                       the Federal Deposit Insurance
                                       Act (12 U.S.C. 1813);
           (i)        [ ]              A church plan that is
                                       excluded from the definition
                                       of an investment company
                                       under section 3(c)(14) of the
                                       Investment Company Act of
                                       1940 (15 U.S.C. 80a-3);

           (j)        [ ]              Group, in accordance with
                                       Section 240.13d-1(b)(1)(ii)(J).
      NOT APPLICABLE

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)        Amount beneficially owned: 3,504,026.

           (b)        Percent of class: 4.32%.

           (c)        Number of shares as to which the person has:

                      (i)              Sole power to vote or to
                                       direct the vote 3,504,026.
                                       Shared power to vote or to
                      (ii)             direct the vote
                                       -0-.
                                       Sole power to dispose or to
                      (iii)            direct the disposition of
                                       2,758,972.
                                       Shared power to dispose or to
                      (iv)             direct the disposition of
                                       745,054.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d3(d)(1).


Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Instruction: Dissolution of a group requires a response to this item.


Item 6.    Ownership of More than Five Percent on Behalf of Another
           Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The six limited partners of the J.H. Evans Family Limited Partnership have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 745,054 shares of the securities covered by this statement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

      NOT APPLICABLE


Item 8.    Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

      NOT APPLICABLE


Item 9.    Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

      NOT APPLICABLE


Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 13, 2002
                                        Date


                                        /s/ Jane B. Vilas
                                        --------------------
                                        Signature

                                        Jane B. Vilas
                                        --------------------
                                        Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature. NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent. Attention Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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